Management’s Discussion and Analysis

SAND Technology Inc.
Management’s Discussion and Analysis

January 31, 2013

Management’s Discussion and Analysis

The following discussion and analysis of financial condition and results of operations which has been prepared as at March 26, 2013 should be read in conjunction with the Unaudited Condensed Consolidated Financial Statements and related notes to them for the three-month and six-month periods ended January 31, 2013 and 2012 of SAND Technology Inc. (“SAND” or “Company”) as well as the Company’s MD&A, audited consolidated financial statements and accompanying notes thereto for the year ended July 31, 2012. This discussion and analysis compares performance for the quarters and the six-month periods ended January 31, 2013 and 2012. Unless indicated otherwise, all dollar amounts are expressed in Canadian dollars. This MD&A was approved by the Board of Directors of the Company.

Certain statements contained in this discussion are "forward-looking statements" within the meaning of the United States Securities Act of 1934, of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 and following the Quebec Securities Act. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "guidance," "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "continue," or the negative of such terms or other similar expressions. All forward-looking statements included in this discussion are based on current expectations and on information available to the Company on March 26, 2013. For a more detailed discussion of these risks and uncertainties and other business risks, see "Risk factors that may affect future results" below and the Company's reports to the Securities and Exchange Commission (filed on EDGAR at www.sec.gov) and the Canadian securities authorities (filed on SEDAR at www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

All figures given in this discussion are in Canadian dollars unless otherwise indicated. SAND reports its unaudited condensed consolidated financial statements in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Management’s Discussion and Analysis

Financial Highlights

	Three months ended		Six months ended
	January 31,	January 31,	January 31,	January 31,
Results of Operations	2013	2012	2013	2012

Revenue	$551,072	$698,245	$1,129,295	$1,298,586
Cost of sales and product support	47,083	266,701	162,702	516,711
Gross profit	503,989	431,544	966,593	781,875
Operating expenses
Research and development costs, net	225,720	374,087	472,640	694,089
Selling, general and administrative	505,387	1,371,369	1,170,767	2,667,925
	731,107	1,745,456	1,643,407	3,362,014
Operating loss	(227,118)	(1,313,912)	(676,814)	(2,580,139)
Net finance expense	21,949	(1,424)	75,734	597,959
Loss from continuing operations	(249,067)	(1,312,488)	(752,548)	(3,178,098)
Gain on sale of discontinued operations	-	-	-	8,571,967
Earnings from discontinued operations, net of tax	-	-	-	62,922
Net income before income taxes	(249,067)	(1,312,488)	(752,548)	5,456,791
Income tax recovery	-	-	38,549	-
Net income (loss) and comprehensive income (loss)	$(249,067)	$(1,312,488)	$(713,999)	$5,456,791
Basic income (loss) per share	$(0.01)	$(0.07)	$(0.04)	$0.23
Basic weighted average number of common shares	20,565,748	19,358,636	19,893,609	24,186,465

	As at
	January 31,	July 31
Financial Position	2013	2012
Cash	$213,245	$811,655
Working Capital	450,992	97,140
Total assets	2,838,217	3,212,678
Total liabilities	3,477,482	3,148,647
Shareholders' equity (deficiency)	(639,265)	64,031

Management’s Discussion and Analysis

Corporate Profile

SAND Technology Inc. and its wholly-owned subsidiaries are involved in the design, development, marketing and support of software products and services that reduce large amounts of data into a small footprint and enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND/DNA Product Suite, are designed to provide an efficient and cost effective way for business users to make fast, easy and efficient inquiries of large databases without the intervention of specialist information technology professionals.

The Company’s revenues consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting.

Overview and major events

During the quarter ended January 31, 2013, the Company’s Board of Directors and management team continued their review of the business, including consideration of all available strategic options, with the objective of maximizing value for shareholders and focused on controlling expenses.

Quarterly Performance

The following table shows selected consolidated financial information of SAND, for the eight (8) most recently completed quarters. The consolidated financial information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

	January 31,	October 31,
	2013	2012	Year ended July 31, 2012				Year ended July 31, 2011
QUARTERLY RESULTS	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue	$551,072	$578,223	$312,499	$889,143	$698,245	$600,341	$532,540	$780,909
Quarter-over-quarter variation	-4.7%	85.0%	-64.9%	27.3%	16.3%	12.7%	-31.8%	-56.2%

Cost of sales and product support	$47,083	$115,619	$279,342	$303,687	$266,701	$250,011	330,269	242,957
Quarter-over-quarter variation	-59.3%	-58.6%	-8.0%	13.9%	6.7%	-24.3%	35.9%	3.0%

Gross margin	91.5%	80.0%	10.6%	65.8%	61.8%	58.4%	38.0%	68.9%

Total other operating expenses	$753,056	$966,085	$1,747,240	$1,891,192	$1,744,031	$2,215,941	1,816,125	1,936,250
Quarter-over-quarter variation	-56.9%	-44.7%	-7.6%	8.4%	-21.3%	22.0%	-6.2%	1.5%

Discontinued operations	$-	$-	$369,398	$-	$-	$8,634,889	737,552	32,993
Income tax recovery	-	38,549	-	-	-	-	-	-
Profitability
Net income (loss)	$(249,067)	$(464,932)	$(1,344,685)	$(1,305,736)	$(1,312,487)	$6,769,278	$(876,302)	$(1,365,305)
Quarter-over-quarter variation	-46.4%	-65.4%	3.0%	-0.5%	-119.4%	672.5%	-35.8%	-1804.7%
Basic and diluted income (loss) per share	(0.01)	(0.02)	(0.07)	(0.07)	(0.07)	0.35	(0.05)	(0.08)
Weighted average number of shares outstanding	20,565,748	19,637,636	19,668,636	19,559,303	19,358,636	19,283,636	17,009,173	16,204,842

These operating results are not necessarily indicative of results for any future period and should not be relied upon to predict future performance of the Company.

Management’s Discussion and Analysis

Results from operations for the three-month periods ended January 31, 2013 and 2012

Revenues

The following table provides a summary of the revenue for the three-month periods ended January 31, 2013 and 2012:

	Three month ended
	January 31,	January 31,
	2013	2012
Revenue
Revenue	$551,072	$698,245
Year-over-year variation	-21.1%

Compared to the three months ended January 31, 2012, there was a decrease in our revenues for the three months ended January 31, 2013 resulting from lower recurring maintenance and license revenue. Following the sale of the Company’s SAP ILM Product Line to Informatica Corporation in October 2012, the Company has decreased in sales initiatives.

The following table provides a summary of the changes in revenue by geographical segments for the three-month periods ended January 31, 2013 and 2012:

		United
	Canada	States	Europe	Australia	Total

Three months ended January 31, 2013
Revenue	$137,873	$78,710	$334,489	$-	$551,072

Three months ended January 31, 2012
Revenue (1)	152,016	71,543	415,343	59,343	698,245

(1)	Excluding revenues related to the discontinued operations.

Revenue for the three months ended January 31, 2013 came from recurring maintenance and service revenues as well as from consulting.

Management’s Discussion and Analysis

Operating Expenses

The following table provides a summary of the operating expenses for the three-month periods ended January 31, 2013 and 2012:

	Three month ended
	January 31,	January 31,
	2013	2012

Cost of sales and product support	$47,083	$266,701
Year-over-year variation	-82.3%
Percentage of revenues	8.5%	38.2%

Research and development costs, net	225,720	374,087
Year-over-year variation	-39.7%
Percentage of revenues	41.0%	53.6%

Selling, general and administrative expenses	505,387	1,371,369
Year-over-year variation	-63.1%
Percentage of revenues	91.7%	196.4%

a)	Cost of Sales and Product Support

Cost of sales and product support consists mainly of costs related to providing support services and the costs related to the sale of third-party software, including certain license fees and royalties.

During three-month period ended January 31, 2013, cost of sales and product support decreased compared to the previous year amounts mostly as a result of the reduced level of activities and the change in the mix of revenues as the Company generated mostly maintenance and service revenue that were not as labor and cost intensive.

b)	Research and Development

Research and development expenses consist mainly of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing.

During the three-month period ended January 31, 2013, research and development costs before tax credits decreased from $431,587 in the quarter ended January 31, 2012 to $225,720 in 2013 because of the reduced level of R&D activities following the reduction in the workforce. The Company did not accrue any investment tax credits during the three-month period ended January 31, 2013.

c)	Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, travel expenses, advertising programs, promotional activities associated with the selling and marketing of our products and depreciation of capital assets. It excludes foreign exchange gains and losses and interest expense.

During the three months ended January 31, 2013, the impact of the restructuring and cost cutting measures initiated during the last half of 2012 are now fully in place. Selling, general and administrative expenses decreased by more than 63% when compared to the three months ended January 31, 2012.

Management’s Discussion and Analysis

Net Income

The following table provides a summary of the net income (loss) for the three-month periods ended January 31, 2013, and 2012:

	Three month ended
	January 31,	January 31,
	2013	2012

Net income (Loss) before discontinued operations	$(249,067)	$(1,312,488)
Year-over-year variation	-81.0%

Gain on sale of discontinued operations	$-	$-
Discontinued operations	$-	$-

Net Income (Loss)	$(249,067)	$(1,312,488)
Year-over-year variation	-81.0%

During the three months ended January 31, 2013, net loss was $249,067 as compared to a net loss of $1,312,488 during the three months ended January 31, 2012. The positive impact resulting from the restricting and cost cutting measures put in place during the previous year explain this improvement in earnings from continuing operations.

During the three-month period ended January 31, 2013, the impact of foreign operations resulted in a net foreign exchange gain of $10,838 compared to a net foreign exchange gain of $33,335 during the same period a year earlier.

Management’s Discussion and Analysis

Results from operations for the six-month periods ended January 31, 2013 and 2012

Revenues

The following table provides a summary of the revenue for the six-month periods ended January 31, 2013 and 2012:

	Six month ended
	January 31,	January 31,
Revenue - Total and Variation	2013	2012
Revenue
Revenue	$1,129,295	$1,298,586
Year-over-year variation	-13.0%

Compared to the six months ended January 31, 2012, there was a 13% decrease in our revenues for the six months ended January 31, 2013 resulting from lower recurring maintenance and license revenue.

The following table provides a summary of the changes in revenue by geographical segments for the six-month periods ended January 31, 2013 and 2012:

		United
	Canada	States	Europe	Australia	Total

Six months ended January 31, 2013
Revenue	$335,195	$138,495	$655,605	$-	$1,129,295

Six months ended January 31, 2012
Revenue (1)	330,412	186,649	722,182	59,343	1,298,586

(1)	Excluding revenues related to the discontinued operations.

In all segments, sales for the six months ended January 31, 2013 were lower than the comparative previous year’s sales results because of reduced sales initiatives. Revenue for the six-month period ended January 31, 2013 came mostly from software maintenance and support, and consulting.

Management’s Discussion and Analysis

Operating Expenses

The following table provides a summary of the operating expenses for the six-month periods ended January 31, 2013 and 2012:

	Six month ended
	January 31,	January 31,
Operating Expenses	2013	2012

Cost of sales and product support	$162,702	$516,711
Year-over-year variation	-68.5%
Percentage of revenues	14.4%	39.8%

Research and development costs, net	472,640	694,089
Year-over-year variation	-31.9%
Percentage of revenues	41.9%	53.4%

Selling, general and administrative expenses	1,170,767	2,667,925
Year-over-year variation	-56.1%
Percentage of revenues	103.7%	205.4%

a)	Cost of Sales and Product Support

During six-month period ended January 31, 2013, cost of sales and product support decreased compared to the previous year amounts mostly as a result of the reduced level of activities and the change in the mix of revenues as the Company generated mostly maintenance and service revenue that were not labor and cost intensive.

b)	Research and Development

During the six-month period ended January 31, 2013, research and development costs before tax credits decreased from $809,089 for the six-month period ended January 31, 2012 to $472,640 in 2013 because of the reduced level of R&D activities following the reduction in the workforce. As mentioned above, research and product development activities during the six-month period ended January 31, 2013 consisted mostly of enhancements and localization of existing products, quality assurance, and testing. The Company did not accrue any investment tax credits during the six-month period ended January 31, 2013.

c)	Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, travel expenses, advertising programs, promotional activities associated with the selling and marketing of our products and depreciation of capital assets. It excludes foreign exchange gains and losses and interest expense.

During the six months ended January 31, 2013, selling, general and administrative expenses decreased by more than 56% when compared to the six months ended January 31, 2012 as a result of the restructuring and cost cutting measures initiated during the last half of 2012.

Management’s Discussion and Analysis

Net Income

The following table provides a summary of the net income (loss) for the six-month periods ended January 31, 2013, and 2012:

	Six month ended
	January 31,	January 31,
	2013	2012

Net Loss before discontinued operations	$(752,548)	$(3,178,098)
Year-over-year variation	-76.3%

Gain on sale of discontinued operations		$8,571,967
Discontinued operations	$-	$62,922

Net Income (Loss)	(713,999)	$5,456,791
Year-over-year variation	-113.1%

During the six months ended January 31, 2013, net loss was $713,999 as compared to a net income of $5,456,791 during the six months ended January 31, 2012. Last year’s results include the income from discontinued operations as well as the gain of $8,571,967 from the sale of the Company’s SAP ILM Product Line to Informatica Corporation, on October 4, 2011.

During the six-month period ended January 31, 2013, net loss was $752,548 before discontinued operations compared to net loss before discontinued operations of $3,178,098 during the six-month period ended January 31, 2012. Despite the reduction in revenue of $169,291, the positive impact of higher margins combined with the positive impact resulting from the restricting and cost cutting measures put in place during the latter half of 2012 explain this 76% improvement in earnings from continuing operations.

During the three-month period ended January 31, 2013, the impact of foreign operations resulted in a net foreign exchange loss of $6,849 compared to a net foreign exchange loss of $449,382 during the same period a year earlier. During the six months ended January 31, 2012, the Company incurred a large foreign exchange loss as a result of its significant holding of US cash and a US receivable from the sale of its SAP ILM Product Line.

Exchange Rates

	Six months ended
	January 31,	January 31,
	2013	2012

At period end - U.S. dollar	$0.9973	$1.0028
Average for the period - U.S. dollar	0.9895	1.0102

At period end - U.K. pound	1.5842	1.5834
Average for the period - U.K. pound	1.5829	1.5972

At period end - Euro €	1.3573	1.3120
Average for the period - Euro €	1.2783	1.3717

At period end - AUS	1.0420	1.0653
Average for the period - AUS	1.0314	1.0360

Management’s Discussion and Analysis

Liquidity and Capital Resources

	As at
	January 31,	July 31
	2013	2012
Cash	$213,245	$811,655
Working Capital	450,992	97,140
Total assets	2,838,217	3,212,678
Total liabilities	3,477,482	3,148,647
Shareholders' equity (deficiency)	(639,265)	64,031

a)	Financial Condition

Total assets

Total assets of $2,838,217 as of January 31, 2013 were 12% lower than the July 31, 2012 total assets of $3,212,678. The decrease as at January 31, 2013 compared to July 31, 2012 is mainly attributable to lower cash balances due to lower business activities.

Total liabilities

There was an increase in trade and other payables as of January 31, 2013 of $193,568 or 12% as compared to July 31, 2012 as result of the higher consulting fees, director’s fees and the timing of sales tax payable associated with sales in Canada.

Deferred revenues as of January 31, 2013 of $1,437,398 (short term and long term) were higher than the balance of deferred revenues recorded as of July 31, 2012 of $1,352,916 (short term and long term). The increase is mainly attributable to earned maintenance service revenue during the period and because of the timing of the renewal of certain contracts.

Working capital

As of January 31, 2013, there was a working capital surplus of $450,992 as compared to a working capital surplus of $97,140 as of July 31, 2012. Working capital surplus has been calculated as the difference between current assets and current liabilities. The receivable from the sale of the SAP ILM Product Line has been grouped with trade and other receivables while it was recorded as a long term receivable at the end of July 2012. The Company expects to have sufficient liquidity to pay its ongoing short-term obligations as a large portion of current liabilities is composed of deferred revenue of $1,117,844 which is earned overtime with minimal additional external costs.

b)	Cash Flows

The Cash balance as of January 31, 2013 was $213,245 as compared to a cash balance as of July 31, 2012 of $811,655. The decrease for the period ended January 31, 2013 is attributable to the Company’s normal use of cash for its ongoing operations.

The significant changes in cash are as follows:

	Six months ended
	January 31,	January 31,
	2013	2012

Cash flows from (used for) operating activities	$(602,056)	$(2,729,009)
Changes in working capital items	11,017	906,486
Cash flows from (used for) investing activities	-	4,050,064
Cash flows from (used for) financing activities	(1,222)	(1,301,398)
Effect of exchange rate change on cash	(6,149)	(3,816)
Net increase (decrease in cash)	(598,410)	922,327

As mentioned above, last year’s net increase in cash flow position was the results of the important gain realized from the sale of the Company’s SAP ILM Product Line to Informatica Corporation, on October 4, 2011.

Management’s Discussion and Analysis

Going Concern

The interim condensed consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

With the exception of the year ended July 31, 2012, the Company has incurred operating losses in the past years and has accumulated a deficit of $ 42,844,307 as at January 31, 2013. The Company has also generated negative cash flows from operations. Historically, the Company financed its operating and capital requirements mainly through issuances of debt and equity. The Company’s continuation as a going concern is dependent upon, amongst other things, attaining a satisfactory revenue level, the support of its customers, a return to profitable operations and the generation of cash from operations, the ability to secure new financing arrangements and new capital. These matters are dependent on a number of items outside of the Company’s control. These material uncertainties cast substantial doubt regarding the Company’s ability to continue as a going concern.

The Company can give no assurance that it will achieve profitability or be capable of sustaining profitable operations. These interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of the carrying amounts of assets or the amount and classification of liabilities that might result if the Company is unable to continue as a going concern.

Transactions with Related Parties

Key Management Personnel

Related party transactions that the Company incurs include those with key management personnel along with other members of the Board of Directors. They control 14.2% of the voting shares of the Company.

Key management personnel compensation is comprised of the following for the three-month periods ended January 31, 2013 and 2012:

	Three months ended		Six months ended
	January 31,	January 31,	January 31,	January 31,
	2013	2012	2013	2012
Wages, salaries, bonus and other short-term benefits, including amounts paid through their holding companies	$19,500	$180,559	$41,625	$395,920
Share-based compensation	-	45,536	-	89,536
	$19,500	$226,095	$41,625	$485,456

The outstanding balances with these related parties as at January 31, 2013 and July 31, 2012 were as follows:

	January 31,	July 31,
	2013	2012
Payable to related parties	$121,625	$80,000

During the six-month period ended January 31, 2012, payments in the amount of $1,352,621 were made to related parties in relation to amounts due to shareholders.

During the fourth quarter of the fiscal year ended July 31, 2012, Senior management including the Chief Executive Officer, the President, the Chief Financial Officer and the Chief Technology Officer left the Company. The Board of Directors retained the services of a strategic advisor and a financial consultant to assist them in fulfilling the responsibilities normally associated with these positions.

Management’s Discussion and Analysis

The transactions with related parties occurred in the normal course of business. All outstanding balances with these related parties are to be settled in cash within twelve months of the reporting date.

Outstanding Share Data

We are authorized to issue an unlimited number of Class “A” Common Shares without par value of which 20,744,017 are outstanding as at January 31, 2013. We are also authorized to issue an unlimited number of Class B shares without par value. No class “B” shares have been issued.

The following is a summary of the convertible instruments as at the following dates:

	January 31,	July 31,
	2013	2012

Stock options	345,000	2,134,083
Warrants	1,571,432	2,357,147
Convertible debentures, principal	2,228,000	2,228,000
Convertible debentures, interest	846,640	757,520
	4,991,072	7,476,750

Consolidated Financial Statements

The interim condensed consolidated financial statements as at and for the periods ended January 31, 2013 and 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and using the accounting policies disclosed in note 3 of the Company’s annual consolidated financial statements as at and for the year ended July 31, 2012.

The interim condensed consolidated financial statements have been prepared on a going concern basis in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. Accordingly, the interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries; however, they do not include all of the information required for full annual financial statements, and should be read in conjunction with the Company’s most recent annual consolidated financial statements as at and for the year ended July 31, 2012.

The unaudited interim condensed consolidated financial statements as at and for the three-month period ended January 31, 2013 were approved and authorized for issue by the Board of Directors on March 26, 2013.

Critical Accounting Estimates, Judgements and Assumptions

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, costs and expenses for the period. Estimates and underlying assumptions are based on historical experience and other assumptions that are considered reasonable in the circumstances and are reviewed on an on-going basis. Actual results may differ from such estimates and it is possible that the differences could be material. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In preparing the condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those applied in the annual IFRS consolidated financial statements for the year ended July 31, 2012.

Management’s Discussion and Analysis

Business Risks and Uncertainties

These remain unchanged from the factors detailed in SAND’s July 31, 2012 Annual report.

Outlook

The Company’s Board of Directors and management team is pursuing a review of the business, including consideration of all available strategic options, with the objective of maximizing value for shareholders.

The Company will continue to strategically pursue its research and development efforts in areas that are key to responding to current changing technology and will focus on controlling expenses by being cost-conscious.

Off Balance-Sheet Arrangements

Other than the amounts due under operating leases, the Company does not have any off balance-sheet arrangements.

Legal proceedings

The Company is party to claims and lawsuits in the normal course of business, which are being contested. In the opinion of management, the outcome of such claims and lawsuits will not have a material effect on the Company’s financial results and position, and accordingly, no amounts have been recorded as at January 31, 2013.

Controls and Procedures

There were no changes in the Company's internal control over financial reporting identified in connection with the Company evaluation of these controls as of the end of the period covered by this report that could have significantly affected those controls, including any correction action with regard to significant deficiencies and material weakness.

Additional Information

Additional information about SAND may be obtained from the website of the Company at www.sand.com or on SEDAR at www.sedar.com

As of March 26, 2013, a total of 20,744,017 common shares were issued and outstanding, 1,571,432 warrants as well as a total of 345,000 stock options.